DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03039715

November 26, 2003

Eric Orsic
McDermott, Will & Emery
227 West Monroe Street
Chicago, IL 60606-5096

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11-26-2003

Re: Actuant Corporation
Incoming letter dated October 15, 2003

Dear Mr. Orsic:

This is in response to your letter dated October 15, 2003 concerning the shareholder proposal submitted to Actuant by John Chevedden. We also have received a letter from the proponent dated October 24, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

6955

A Partnership Including
Professional Corporations
227 West Monroe Street
Chicago, IL 60606-5096
312-372-2000
Facsimile 312-984-7700
www.mwe.com

Eric Orsic
eorsic@mwe.com
312-984-7617

Boston
Chicago
London
Los Angeles
Miami
Munich
New York
Orange County
Silicon Valley
Washington, D.C.

MCDERMOTT, WILL & EMERY

October 15, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Actuant Corporation
Commission File No. 001-11288
Shareholder Proposal submitted by Mr. John Chevedden

Ladies and Gentlemen:

This letter is to inform you of the intention of our client, Actuant Corporation ("Actuant"), to omit from its proxy statement and form of proxy (its "Proxy Materials") for its 2004 Annual Meeting of Shareholders (the "Annual Meeting") a stockholder proposal (the "Proposal") received from Mr. John Chevedden (the "Proponent").

The Proponent's letter, dated September 3, 2003, setting forth the Proposal is attached hereto as Attachment A. Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of Actuant's intention to omit the Proposal from the 2004 Proxy Materials. Actuant expects to mail its definitive 2004 Proxy Materials on or about December 5, 2003.

On behalf of our client, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2004 Proxy Materials on the basis set forth below.

Actuant believes that the Proposal may properly be excluded from the 2004 Proxy Materials because the Proposal was not submitted on a timely basis pursuant to Rule 14a-8(e)(2), which provides, in relevant part, that "[a] proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." A failure to meet a properly determined deadline for the submission of shareholder proposals is not curable. Actuant's 2003 Proxy Statement was dated December 3, 2002, and the 120-day deadline for receipt of shareholder proposals for inclusion in the 2004 Proxy Materials was August 5, 2003. The 2003 Proxy Statement contained the following statement on pages 23 and 24 (copy enclosed as Attachment B): "Shareholder proposals must be received by the Company no later than August 5, 2003 in order to be considered for inclusion in the Company's annual meeting proxy statement next year."

The Proposal was submitted to Actuant on September 3, 2003, which date clearly falls after the 120-day deadline of August 5, 2003.

The Staff has consistently held that proposals received after the deadline provided by Rule 14a-8(e)(2) are not timely filed and may properly be omitted from a company's proxy materials. (See, *e.g., COMSAT Corporation* (January 25, 1996); *Eli Lilly and Company* (January 12, 1995)). The deadline for receiving shareholder proposals is strictly interpreted. The Staff has applied this position even when the proposal is received one day after the required date. (See, *e.g., Thomas Industries Inc.* (January 15, 2003); *AlliedSignal, Inc.* (December 3, 1996); *General Elec. Co.* (December 22, 1997); *Bindley Western Indus., Inc.* (February 21, 1997)).

For the reasons set forth above, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from Actuant's 2004 Proxy Materials. Actuant reserves the right to submit to the Staff additional bases upon which the Proposal may be omitted if the Staff disagrees with Actuant's conclusion that the Proposal can be omitted based on its untimely submission. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Please do not hesitate to call me at (312) 984-7617 or Helen Friedli at (312) 984-7563 if you require additional information or wish to discuss this submission further.

Very truly yours,

Eric Orsic

ATTACHMENT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310/371-7872

Mr. Robert C. Arzbaecher
Chairman
Actuant Corporation (ATU)
6100 North Baker Road
Milwaukee, WI 53209
FX: 414/247-5550
FX: 414/918-0033
PH: 414/352-4160

Dear Mr. Arzbaecher,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. I intend to hold my stock until after the annual shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden
Shareholder

Sept. 3, 2003

cc: Anthony W. Asmuth, III
Secretary

3 – Poison Pill: Shareholder Opportunity to Vote

This is to recommend a bylaw subjecting to a shareholder vote as soon as possible, the adoption or extension of any current or future poison pill.

This topic also won a 60% average yes-vote at 50 companies in 2002 according to the Investor Responsibility Research Center.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submits this proposal.

With more than 8-years experience with published shareholder proposals I believe it is prudent to have a shareholder vote on any poison pill because poison pills can harm shareholder value. A poison pill can give our board veto power over a profitable bid for our stock that may be in our best interest.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. Eliminating the poison pill is a way of ensuring that management faces the same accountability that other workers do. There are often reasons that hostile takeovers should fail. But anti-democratic schemes to flood the market with diluted stock are not one of them. Source: The Motley Fool.

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors. Source: Moringstar.com.

Poison pills are akin to the argument of a dictator who says, "Give up more of your freedom and I'll take care of you. Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up." Source: T.J. Dermot Dunphy, CEO of Sealed Air for more than 25 years.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Beware of substitutes: I believe that any poison pill bylaw or policy, with a loophole to forego or stall a shareholder vote, once or repeatedly, would not be a substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. In recent years, companies have redeemed their pill or have provided for a shareholder vote. I believe that our company should follow suit and allow shareholders a vote on this key issue.

Yes on 3
Poison Pill: Shareholder Opportunity to Vote

The above format includes the emphasis intended.

Please advise if there is any typographical question.

Please advise whether the company intends to modify or make omissions to this submitted format in publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order that proposals are submitted.

References (Not submitted as proposal text):
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dumphy's statements were in The Wall Street Journal, April 28, 1999.
Please advise if the company needs help to locate these references or other references.

OTHER INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Securities Exchange Act of 1934, the Company's directors, executive officers and persons who beneficially own 10% or more of the common stock are required to report their initial ownership of common stock and subsequent changes in that ownership to the Securities and Exchange Commission and the New York Stock Exchange. Specific due dates for those reports have been established and the Company is required to disclose in this Proxy Statement any failure to file by those due dates during fiscal 2002. Based upon a review of such reports furnished to the Company, or written representations that no reports were required, the Company believes that all of those filing requirements were satisfied with respect to fiscal 2002.

Independent Public Accountants

The Company retained PricewaterhouseCoopers LLP as its accountants for the 2003 fiscal year.

The Company expects that representatives of PricewaterhouseCoopers LLP will be present at the Meeting and available to respond to appropriate questions and make a statement if desired.

Fees Billed to the Company by PricewaterhouseCoopers LLP During Fiscal Year 2002

Audit Fees—the aggregate fees billed to the Company by PricewaterhouseCoopers LLP in connection with the audit of the Company's August 31, 2002 financial statements and the review of the financial statements included in the Company's Form 10-Q quarterly reports for the fiscal year ended August 31, 2002 were $386,000.

Financial Information Systems Design and Implementation Fees—No fees were billed by PricewaterhouseCoopers LLP, for financial information systems design and implementation services rendered during the fiscal year ended August 31, 2002.

All Other Fees—The aggregate fees billed by PricewaterhouseCoopers LLP for non-audit services, other than information technology services during the fiscal year ended August 31, 2002 were $856,000, primarily consisting of tax and acquisition advisory fees, fees in connection with the Company's recent equity offering and other miscellaneous fees.

The Audit Committee has considered the compatibility of the non-audit services provided by PricewaterhouseCoopers LLP to PricewaterhouseCoopers LLP's continued independence and has concluded that the independence of PricewaterhouseCoopers LLP is not compromised by the performance of such services.

Shareholder Proposals

Shareholder proposals must be received by the Company no later than August 5, 2003 in order to be considered for inclusion in the Company's annual meeting proxy statement next year. Shareholders who wish to submit a proposal not intended to be included in the Company's annual meeting proxy statement but to be presented at next year's annual meeting, or who propose to nominate a candidate for election as a director at that meeting, are required by the Company's bylaws to provide notice of such proposal or nomination to the principal executive offices of the Company. This notice must be delivered to the Company by September 12, 2003, but no earlier than August 13, 2003, to be considered for a vote at next year's annual meeting. The notice must contain the information required by the Company's bylaws.

Additional Matters

Other than the proposals and matters described herein, management is not aware of any other matters which will be presented for action at the Meeting. If other matters do come before the Meeting, including any matter as to which the Company did not receive notice by October 19, 2002 and any shareholder proposal omitted from this Proxy Statement pursuant to the applicable rules of the Securities and Exchange Commission, it is intended that proxies will be voted in accordance with the judgment of the person or persons exercising the authority conferred thereby.

By Order of the Board of Directors,

ROBERT C. ARZBAECHER
Chairman of the Board

Milwaukee, Wisconsin
December 3, 2002

It is important that proxies be returned promptly. Therefore, whether or not you expect to attend the Annual Meeting in person, shareholders are requested to complete, date, sign and return their proxies as soon as possible.

A copy (without exhibits) of the Company's Annual Report on Form 10-K for the fiscal year-ended August 31, 2002, as filed with the Securities and Exchange Commission, has been provided with this Proxy Statement. Additional copies of the Form 10-K are available, free of charge, upon request directed to Andrew Lampereur, Vice President and Chief Financial Officer, Actuant Corporation, P.O. Box 3241, Milwaukee, Wisconsin 53201.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

October 24, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Actuant Corporation (ATU)
Response to McDermott, Will & Emery No Action Request Letter

Ladies and Gentlemen:

This is in response to the McDermott, Will & Emery October 15, 2003 no action request.

The company has made no representation that its no action request is timely. Additionally the company has not requested a waiver of timeliness from the Office of Chief Council.

The company has only one objection to the proposal at this late date.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company no action request.

Sincerely,

John Chevedden
Shareholder

cc:
Robert C. Arzbaecher
Actuant Corporation

3 – Poison Pill: Shareholder Opportunity to Vote

This is to recommend a bylaw subjecting to a shareholder vote as soon as possible, the adoption or extension of any current or future poison pill.

This topic also won a 60% average yes-vote at 50 companies in 2002 according to the Investor Responsibility Research Center.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submits this proposal.

With more than 8-years experience with published shareholder proposals I believe it is prudent to have a shareholder vote on any poison pill because poison pills can harm shareholder value. A poison pill can give our board veto power over a profitable bid for our stock that may be in our best interest.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. Eliminating the poison pill is a way of ensuring that management faces the same accountability that other workers do. There are often reasons that hostile takeovers should fail. But anti-democratic schemes to flood the market with diluted stock are not one of them. Source: The Motley Fool.

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors. Source: Moringstar.com.

Poison pills are akin to the argument of a dictator who says, "Give up more of your freedom and I'll take care of you. Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up." Source: T.J. Dermot Dunphy, CEO of Sealed Air for more than 25 years.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Beware of substitutes: I believe that any poison pill bylaw or policy, with a loophole to forego or stall a shareholder vote, once or repeatedly, would not be a substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. In recent years, companies have redeemed their pill or have provided for a shareholder vote. I believe that our company should follow suit and allow shareholders a vote on this key issue.

Yes on 3
Poison Pill: Shareholder Opportunity to Vote

The above format includes the emphasis intended.

Please advise if there is any typographical question.

Please advise whether the company intends to modify or make omissions to this submitted format in publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order that proposals are submitted.

References (Not submitted as proposal text):
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dumphy's statements were in The Wall Street Journal, April 28, 1999.
Please advise if the company needs help to locate these references or other references.

A Partnership Including
Professional Corporations
227 West Monroe Street
Chicago, IL 60606-5096
312-372-2000
Facsimile 312-984-7700
www.mwe.com

Boston
Chicago
London
Los Angeles
Miami
Munich
New York
Orange County
Silicon Valley
Washington, D.C.

Eric Orsic
eorsic@mwe.com
312-984-7617

MCDERMOTT, WILL & EMERY

November 13, 2003

RECEIVED
2003 NOV 25 PM 4:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Avenue
No. 205
Redondo Beach, CA 90278

Re: Actuant Corporation

Dear Mr. Chevedden:

I am in receipt of your letter dated October 24, 2003 addressed to the Office of Chief Counsel, a copy of which was received by Robert C. Arzbaecher. As previously stated, our client does not intend to include your proposal in its 2004 proxy materials as set forth in our no-action letter request.

Kind regards,

Eric Orsic

Eric Orsic

Dear Mr. Orsic,

This is not acceptable particularly since the Office of Chief Counsel has not responded to the McDermott, Will & Emery no action request.

Sincerely,
John Chevedden John Chevedden November 21, 2003

cc: Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
6 Copies
7th copy for date-stamp return

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 26, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Actuant Corporation
Incoming letter dated October 15, 2003

The proposal relates to poison pill plans.

There appears to be some basis for your view that Actuant may exclude the proposal under rule 14a-8(e)(2) because Actuant received it after the deadline for submitting proposals. Accordingly we will not recommend enforcement action to the Commission if Actuant omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Grace K. Lee
Special Counsel